UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

6529 E. Friess Dr.

Scottsdale, AZ 85254

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 X .  Form 20-F        .  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      . No      .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

American Eagle Minerals, Inc.

On June 21, 2010, Tombstone Exploration Corp. (the "Company"), ratified the formation of a new wholly-owned subsidiary, American Eagle Minerals Inc., a Nevada corporation ("AEMI"). AEMI was initially incorporated by Mr. Steve Radvak, a member of the Company's Board of Directors and an officer of the Company, and was dormant since its inception on November 3, 2009. The Company and Mr. Radvak agreed that it was in the Company's best interest to issue 1,000 shares of AEMI representing 100% of the issued and outstanding shares of AEMI to the Company. AMEI will be used as a vehicle to acquire potential mineral properties. There was no consideration or remuneration given to Mr. Radvak in exchange for the issuance of the shares of AEMI to the Company.

Lease and Option to Purchase Agreement

On May 27, 2010, the Company, through AEMI, entered into a definitive Exploration and Mining Lease and Option to Purchase Agreement (the “Option and Lease Agreement”) with Mountain Gold Exploration Inc., a Nevada corporation and Lane A. Griffin and Associates relating to that certain property located in Mineral County, Nevada and more specifically described in the Option and Lease Agreement. On June 21, 2010, the Company closed the Option and Lease Agreement, wherein the Company receives the right to lease the property for a period of 10 years and an inclusive option to purchase the property for an aggregate purchase price of $400,000 or to maintain the lease though its entirety for an aggregate lease amount of $375,000, with such payments being made annually based on the agreed upon payment schedule.

The foregoing summary description of the terms of the Lease and Option to Purchase Agreement may not contain all information that is of interest. For further information regarding the terms and conditions of each of the Lease and Option to Purchase Agreement, reference is made to such agreement, which is filed as Exhibit 10.1 hereto, and is incorporated by reference.

Press Release

On June 21, 2010, the Company issued a press release announcing that has closed the aforementioned Option and Lease Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

Limitation on Incorporation by Reference.

The information in this Form 6−K furnished above shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Exchange Act or Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2010
TOMBSTONE EXPLORATION CORPORATION (Registrant)
	By:	/s/ Alan Brown
		Name:	Alan Brown
		Title:	CEO

Exhibit Index

Exhibit No.	Document
10.1	Exploration and Mining Lease and Option to Purchase Agreement between American Eagle Minerals, Inc., Mountain Gold Exploration Inc., and Lane A. Griffin and Associates dated May 27, 2010
99.1	News release dated June 21, 2010

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